Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

AND

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

OF

NEXGEN ENERGY LTD.

TO BE HELD ON JUNE 7, 2018

These materials are important and require your immediate attention.

If you have questions or require assistance with voting your shares,

you may contact the NexGen's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

NEXGEN ENERGY LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of NexGen Energy Ltd. (the “Corporation” or “NexGen”) will be held on Thursday, June 7, 2018 at 2:00 p.m. (Vancouver time) at the Rosewood Hotel Georgia Bowden Room located at 801 West Georgia Street, Vancouver, British Columbia, V6C 1P7, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2017 together with the report of the independent auditors thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to re-appoint KPMG LLP as independent auditor of the Corporation for the 2018 financial year and to authorize the directors to fix their remuneration; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular, which is deemed to form part of this notice of meeting. Please read the management information circular carefully before you vote on the matters being transacted at the Meeting.

Your vote is important regardless of the number of NexGen shares you own. Registered NexGen shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., by fax within North America at 1-866-249-7775 or outside North America at (416) 263-9524 or by mail or hand delivery to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than 2:00 p.m. (Vancouver time) on June 5, 2018 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed meeting.

Non-registered NexGen shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion.

DATED at Vancouver, British Columbia, this 23rd day of April, 2018.

BY ORDER OF THE BOARD

“Leigh Curyer”
Leigh Curyer President & Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of NexGen Energy Ltd. (the “Corporation” or “NexGen”) for use at the annual meeting (the “Meeting”) of its shareholders to be held on Thursday, June 7, 2018 at the time and place and for the purposes set forth in the accompanying notice of annual meeting of shareholders (the “Notice of Meeting”). Unless otherwise stated, this Circular contains information as at April 23, 2018. References in this Circular to the Meeting include any adjournment or postponement thereof and, unless otherwise indicated, in this Circular all references to “$” are to Canadian dollars.

The Corporation holds approximately 60.02% of the issued and outstanding common shares of IsoEnergy Ltd. (TSXV: ISO) (“IsoEnergy”). IsoEnergy is a reporting issuer subject to Canadian securities laws, including disclosure regarding compensation of its directors and named executive officers. All directors, other than Warren Gilman, are also directors of IsoEnergy and receive director fees from IsoEnergy in such capacities and hold stock options and common shares of IsoEnergy. In addition, Craig Parry, a director of the Corporation, is the President and Chief Executive Officer of IsoEnergy and receives compensation from IsoEnergy in that capacity. Further information regarding the compensation paid by IsoEnergy and stock options and common shares held by those common directors and officers will be available in its management information circular which will be filed under its profile on www.sedar.com.

GENERAL PROXY INFORMATION

Solicitation of Proxies

It is expected that proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone, email or by other means of electronic communication, by directors, officers or employees of the Corporation, to whom no additional compensation will be paid. All costs of solicitation will be borne by NexGen. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares of the Corporation.

NexGen has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist with communicating with shareholders. In connection with these services, Laurel Hill is expected to receive a fee of approximately $35,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation.

Notice-and-Access

The Corporation has decided to use the notice and access mechanism (the “Notice-and-Access Provisions”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of this Circular to shareholders for the Meeting.

Under the Notice-and-Access Provisions, instead of receiving printed copies of this Circular, shareholders will receive a notice (“Notice”) with information on the Meeting as well as information on how they may access this Circular electronically and how they may vote.

The Corporation will not use the procedures known as “stratification” in relation to the use of Notice-and-Access Provisions meaning that all shareholders will receive a Notice in accordance with the Notice-and-Access Provisions.

Shareholders can request that printed copies of this Circular be sent to them by postal delivery, at no cost to them, up to one year after the date this Circular was filed on SEDAR by calling toll-free (in Canada and the United States) 1-800-841-5821 or by emailing ddang@nxe-energy.ca. See under the heading “How to Obtain Paper Copies of the Circular” in the accompanying Notice and Access Notification to Shareholders.

Appointment of Proxyholders

The persons named in the enclosed form of proxy are executive officers of the Corporation. You have the right to appoint someone other than the persons designated in the enclosed form of proxy, who need not be a shareholder, to attend and act on your behalf at the Meeting by printing the name of the person you want in the blank space provided or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

On any ballot, the nominees named in the accompanying proxy form will vote, or withhold from voting or vote against (as applicable), your common shares in accordance with your instructions. In respect of any matter for which a choice is not specified, the persons named in the accompanying proxy form will vote at their own discretion, except where management recommends that shareholders vote in favour of a matter, in which case the nominees will vote FOR the approval of such matter.

The form of proxy confers discretionary authority upon the nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of NexGen knows of no such amendment, variation or other matter that may come before the Meeting. However, if any amendment, variation or other matter should properly come before the Meeting, each nominee named in the accompanying proxy form intends to vote thereon in accordance with the nominee’s best judgment or as stated above.

Registered Shareholders

Registered NexGen shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions.

To vote by telephone, NexGen shareholders should call Computershare Investor Services Inc. at 1-866-732-VOTE (8683). NexGen shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as shareholders on the telephone voting system.

To vote over the Internet, NexGen shareholders should go to www.investorvote.com. NexGen shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as shareholders on the voting website.

To be used at the Meeting, the completed form of proxy must be deposited at the office of Computershare Investor Services Inc., by fax within North America at 1-866-249-7775 or outside North America at (416) 263-9524 or by mail or hand delivery to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than 2:00 p.m. (Vancouver time) on June 5, 2018 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting.

Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

Non-Registered Shareholders

Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the common shares they own are not registered in their name but are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator, of a self-administered RRSP, RRIF, or RESP or a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the intermediary is a participant.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed in order to ensure that the Non-Registered Shareholder’s common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“VIF”), instead of the form of proxy. Non-Registered Shareholders are requested to complete and return the VIF to Broadridge. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website www.proxyvote.com.

The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the common shares voted. Non-Registered Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their common shares at the Meeting.

NexGen may utilize the Broadridge QuickVoteTM service to assist Non-Registered Shareholders vote their shares. Those shareholders who have not objected to the NexGen knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.

Non-Registered Shareholders are not entitled, as such, to vote at the Meeting in person or to deliver a form of proxy. If you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to vote in person at the Meeting or appoint someone else to attend the Meeting and vote on your behalf, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

Non-Registered Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their common shares voted at the Meeting.

The materials for the Meeting are being sent to both registered and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Revocation of Proxies

Only a registered NexGen shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the NexGen shareholder or such shareholder’s legal representative, or if the NexGen shareholder is a corporation, by its duly authorized legal, and deposited at the Corporation’s registered office: Suite 2500, 700 West Georgia Street, Vancouver, BC V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting prior to voting and, upon either of such deposits, the proxy is revoked.

Non-Registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Record Date

The board of directors of NexGen (the “Board”) has fixed April 23, 2018 as the record date, being the date for the determination of the holders of the Corporation’s common shares entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Shares Outstanding and Principal Holders

As of April 23, 2018, there were a total of 343,352,690 NexGen common shares issued and outstanding. The holders of the common shares are entitled to receive notice of, and to attend, all meetings of NexGen shareholders and to have one vote for each common share held.

To the knowledge of the directors and executive officers of the Corporation, as of the date of this Circular, no person beneficially owns, or controls or directs, directly or indirectly, 10% or more of the Corporation’s outstanding common shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Corporation is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, or is a proposed nominee for election as a director (or an associate or affiliate of such director, executive officer or director nominee) in any matter to be acted upon at the Meeting, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is unaware of any material interest, direct or indirect, of any informed person or any proposed nominee for election as a director of the Corporation (or an associate or affiliate of such informed person or director nominee) in any transaction since the beginning of the Corporation’s last financial year or any proposed transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

BUSINESS TO BE TRANSACTED AT THE MEETING

Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2017 and the report of the independent auditors thereon will be presented at the Meeting. These consolidated financial statements and the related management’s discussion and analysis were sent to all shareholders who have requested a copy. The Corporation’s consolidated financial statements and related management’s discussion and analysis for the financial year ended December 31, 2017 are also available under the Corporation’s profile on SEDAR (www.sedar.com) and on the Corporation’s website (www.nexgenenergy.ca).

Election of Directors

The directors of the Corporation are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. Management proposes to nominate the persons listed below for election as directors of the Corporation to serve until their successors are elected or appointed. All six (6) nominees are currently directors of the Corporation.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the election of the six (6) director nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table provides information on the six (6) director nominees, including: (i) their province or state and country of residence; (ii) the date when they were appointed a director; (iii) whether they are considered to be independent; (iv) their membership on committees of the Board; (v) their principal occupation, business or employment presently and over the preceding five (5) years; and (vi) the number of common shares and stock options of the Corporation (does not include common shares or stock options of IsoEnergy for the common directors) beneficially owned, controlled, or directed, directly or indirectly.

Leigh Curyer British Columbia, Canada Director since: April 19, 2013 Not Independent (1)

Mr. Curyer has over 20 years’ experience in the resources and corporate sector. Mr. Curyer currently serves as the Corporation’s President and Chief Executive Officer. Mr. Curyer was previously the Chief Financial Officer and head of corporate development of Southern Cross Resources Inc. (now Uranium One Inc.). In addition, from 2008 to 2011, Mr. Curyer was Head of Corporate Development for Accord Nuclear Resources Management, assessing uranium projects worldwide for First Reserve Corporation, a global energy-focused private equity and infrastructure investment firm.

Mr. Curyer’s uranium project assessment experience has been focused on assets located in Canada, Australia, USA, Africa, Central Asia and Europe, including operating mines, advanced development projects and exploration prospects. Mr. Curyer has a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand.

	Board Committees
	Nil
	Principal Occupation
	President and Chief Executive Officer of NexGen Energy Ltd.
	Options and Common Shares (as at April 23, 2018)
	Options	Common Shares
	8,800,000	1,956,250

(1)	Mr. Curyer is not independent on the basis that he is an executive officer of the Corporation.

Christopher McFadden Victoria, Australia Director since: April 19, 2013 Independent

Mr. McFadden is a lawyer with 22 years of experience in exploration and mining and currently serves as the President and Chief Executive Officer of NxGold Ltd. Previously, Mr. McFadden was the Manager, Business Development at Newcrest Mining Limited and, before that, the Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the Australian Stock Exchange. Additionally, Mr. McFadden was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group in 2010, Mr. McFadden was a Commercial General Manager with Rio Tinto’s exploration division with responsibility for gaining entry into new projects through negotiation with government or joint venture partners, or through acquisition.

Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiation in challenging and varied environments. Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University.

	Board Committees
	Chairman of the Board; Audit Committee; Nomination and Governance Committee
	Principal Occupation
	President and Chief Executive Officer of NxGold Ltd.
	Options and Common Shares (as at April 23, 2018)
	Options	Common Shares
	2,300,000	500,000

Warren Gilman (1) Hong Kong, HK Director since: July 21, 2017 Independent

Mr. Gilman was appointed as a Director of NexGen on July 21, 2017. He was appointed Chairman and CEO of CEF Holdings Limited in 2011. Prior to that he was Vice Chairman of CIBC World Markets. He was previously Managing Director and Head of Asia Pacific Region for CIBC for 10 years where he was responsible for all of CIBC's activities across Asia. Mr. Gilman is a mining engineer who co-founded CIBC's Global Mining Group in 1988. During his 26 years with CIBC he ran the mining team in Canada, Australia and Asia and worked in the Toronto, Sydney, Perth, Shanghai and Hong Kong offices of CIBC. He has acted as advisor to the largest mining companies in the world including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Meridian Gold, China Minmetals, Jinchuan and Zijin and has been responsible for some of the largest equity capital markets financings in Canadian mining history.

Mr. Gilman obtained his B.Sc. in Mining Engineering at Queen's University and his MBA from the Ivey Business School at Western University. He is Chairman of the International Advisory Board of Western University and a member of the Dean's Advisory board of Laurentian University.

Board Committees
Nil
Principal Occupation
Chairman and CEO of CEF Holdings Limited
Options and Common Shares (as at April 23, 2018)
	Options	Common Shares
	250,000	Nil

(1)	Mr. Gilman is the director nominee of CEF Holdings Limited. See “Corporate Governance Disclosure – Nomination of Directors – Investor Rights Agreement”.

Craig Parry British Columbia, Canada Director since: May 22, 2014 Not Independent (1)

Mr. Parry is currently the President and Chief Executive Officer of IsoEnergy Ltd., a 70%-owned subsidiary of NexGen. Mr. Parry was a founding member of the Tigers Realm Group and was appointed to the Board of Tigers Realm Minerals Pty Ltd., Tigers Realm Metals and NexGen Energy Ltd. in 2011. Mr. Parry was appointed Chief Executive Officer of Tigers Realm Coal Limited in 2012 and acted in that capacity until 2015.

Mr. Parry is a geologist and has been responsible for the business development activities of the Tigers Realm Group since inception in 2008. Prior to joining the Tigers Realm Group, Mr. Parry was the Business Development Manager for G-Resources Limited, responsible for mergers and acquisitions, and Principal Geologist - New Business at Oxiana Limited, responsible for strategy and business development initiatives in bulk and energy commodities. Mr. Parry also previously led exploration programs for iron ore, copper, diamonds, coal and bauxite at Rio Tinto in Australia, Asia and South America and was the principal geologist for the Kintyre Uranium project pre-feasibility study. Mr. Parry holds an Honours Degree in Geology and is a Member of the Australian Institute of Mining and Metallurgy.

	Board Committees
	Nil
	Principal Occupation
	President and Chief Executive Officer of IsoEnergy Ltd.
	Options and Common Shares (as at April 23, 2018)
	Options	Common Shares
	2,100,000	210,244

(1)	Mr. Parry is not independent on the basis that he is an executive officer of an affiliate of the Corporation.

Richard Patricio Ontario, Canada Director since: April 19, 2013 Independent

Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd., having previously been its Executive Vice President from 2005 to 2015.

Until April 2016, Mr. Patricio was also the Chief Executive Officer of Pinetree Capital Ltd. (“Pinetree”). Mr. Patricio joined Pinetree in November 2005 as Vice President, Corporate and Legal Affairs. Mr. Patricio was previously general counsel for Teknion Corp., a senior TSX-listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions.

Mr. Patricio has built a number of mining companies with global operations and holds senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000.

Board Committees
Nomination and Governance Committee (Chair); Audit Committee; Compensation Committee (Chair)
Principal Occupation
President and Chief Executive Officer of Mega Uranium Ltd.
Options and Common Shares (as at April 23, 2018)
	Options	Common Shares
	2,200,000	400,000 (1)

(1)	In addition, Mega Uranium Ltd. holds 19,376,265 common shares of NexGen. Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd. The common shares of Mega Uranium Ltd. are listed on the TSX.

Trevor Thiele South Australia, Australia Director since: April 19, 2013 Independent

Mr. Thiele has over 30 years’ experience in senior finance roles in medium to large Australian listed companies. Mr. Thiele has also been Chief Financial Officer for companies involved in the agribusiness sector (Elders and ABB Grain Ltd., Rural Services Division) and the biotechnology sector (Bionomics Limited). In these roles he combined his technical, accounting and financial skills with commercial expertise thereby substantially contributing to the growth of each of these businesses. During this time, Mr. Thiele was actively involved in initial public offerings, capital raisings, corporate restructures, mergers and acquisitions, refinancing and joint ventures.

Mr. Thiele is currently a non-executive director of a number of non-listed Australian entities, and acts as Chairman of one of these entities.

Mr. Thiele holds a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants of Australia and New Zealand.

Board Committees
Audit Committee (Chair); Compensation and Governance Committee; Nominating Committee
Principal Occupation
Corporate Director
Options and Common Shares (as at April 23, 2018)
	Options	Common Shares
	2,150,000	Nil

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no proposed director:

(a)	is, as of the date of this Circular, or has been, within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)	while that person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order"); or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer; or

(b)	is, at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director or an executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has within ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, to the knowledge of management, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

At the Meeting, shareholders will be asked to re-appoint KPMG LLP, 777 Dunsmuir Street, PO Box 10426, Vancouver BC, Canada, as independent auditor of the Corporation for the ensuing year at such remuneration to be fixed by the Board.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the re-appointment of KPMG LLP as the Corporation’s independent auditor to hold office for the ensuing year with remuneration to be fixed by the Board.

EXECUTIVE COMPENSATION

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of each person who served as the Corporation’s Chief Executive Officer (the “CEO”) or Chief Financial Officer (the “CFO”) during the financial year ended December 31, 2017 and each of the three (3) other most highly compensated executive officers of the Corporation for the financial year ended December 31, 2017, whose annual aggregate compensation exceeded $150,000.

Compensation and Governance Committee

The Board is responsible for overseeing the Corporation’s compensation program. The Board has however delegated certain oversight responsibilities in this regard to the Corporation’s Compensation and Governance Committee (the “Compensation Committee”), but retains final authority over the Corporation’s compensation program and process.

The Compensation Committee is comprised of two (2) independent members of the Board: Richard Patricio (Chair) and Trevor Thiele. The Compensation Committee has a written mandate which was approved by the Board in 2017.

By virtue of their respective experience as executives and their exposure to capital markets, corporate governance and regulatory matters, each member possesses the relevant decision-making skills that make them suitable members of the Compensation Committee. A general description of the education and experience of each Compensation Committee member which is relevant to the performance of his responsibilities as a Compensation Committee member is contained in their respective biographies set out under “Election of Directors” in this Circular. In particular, Mr. Patricio has extensive experience as an officer and/or director of several mining companies including as a member of the compensation committee thereof and Mr. Thiele has extensive financial experience. In addition, each of Messrs. Patricio and Thiele have been involved with the Corporation since inception and hence are intimately familiar with its operations and senior management team. As a result, each of them is qualified to make decisions on the suitability of the Corporation’s compensation policies and practices.

The responsibilities, powers and operation of the Compensation Committee are set out in its written charter. The Compensation Committee is generally responsible for, among other things:

•	establishing the Corporation’s general compensation philosophy and overseeing the development and implementation of the Corporation’s compensation programs;

•	reviewing and approving corporate goals and objectives relevant to the compensation of the CEO, evaluating the performance of the CEO in light of those goals and objectives, and setting the CEO’s compensation level based on this evaluation, subject to the approval of the Board;

•	reviewing and approving compensation, incentive plans and equity-based plans for all other senior officers of the Corporation after considering recommendations of the CEO, all within the compensation policies and guidelines approved by the Board; and

•	reviewing the adequacy and form of the compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved.

Compensation Discussion and Analysis

Objectives

The objective of the Corporation’s executive compensation program is to provide total compensation that:

(i)	ensures external competitiveness by developing and maintaining compensation levels that reflect current market rates;

(ii)	rewards consistently high performance levels;

(iii)	attracts, retains and motivates qualified and experienced executives;

(iv)	aligns the interests of executives with the interests of the Corporation’s shareholders; and

(v)	reflects the respective duties and responsibilities of senior executives.

The Corporation’s executive compensation program is based on a pay-for-performance philosophy. It is designed to retain, encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short-term and long-term. More specifically, the Corporation’s program is designed to provide the Corporation with maximum flexibility in determining executive compensation and allows it to ensure that a material percentage of total compensation is based on performance (as opposed to base salary) thereby aligning the interests of executive officers with shareholders and ensuring compensation is merit based, while conserving the Corporation’s cash by not committing to significant base salaries.

In addition and in particular, the Corporation’s compensation program reflects the fact that, notwithstanding the Corporation’s rapid growth, its staffing complement at the executive level during the financial year ended December 31, 2017 had not increased and remained comparatively small. The Corporation believes that compensating its executive officers during this transitional growth period with cash bonuses (as opposed to substantial increases in base salary) was in the best interests of the Corporation’s financial resources and permits a measured and strategic approach to hiring additional senior management while motivating and rewarding the additional commitment and effort required of its senior management team. Moreover, the Corporation believes that its compensation program for the financial year ended December 31, 2017 (and prior thereto) reflected the stage of the Corporation’s business and the relative size and experience of its senior management team.

The Corporation has recently increased size and changed the composition of its senior management team to reflect the Corporation’s focus on pre-development activities and will be assessing its compensation philosophy and practices as a result.

Elements of Executive Compensation

During the financial year ended December 31, 2017, compensation of the Corporation’s executive officers consisted of a base salary, annual incentive compensation in the form of a discretionary performance bonus and/or special bonus and a longer term incentive in the form of stock options, all of which is intended to be competitive in the aggregate while delivering an appropriate balance between annual compensation (base salary and cash bonuses) and long-term compensation (stock options).

Base salaries are based on a number of factors and designed to best position the Corporation to compete for, and retain, executives critical to the Corporation’s long-term success. Performance bonuses and special bonuses (in the form of cash bonuses) are directly tied to corporate and individual performance. Long-term incentive awards consist of stock options and are designed to align the interests of executive officers with the longer term interests of shareholders.

During the financial year ended December 31, 2017, the Chairman of the Compensation Committee met with the Chief Executive Officer periodically to discuss corporate goals and performance and to discuss the performance of executive officers individually. The Compensation Committee works in conjunction with the Chief Executive Officer to set compensation, including proposed salary adjustments, performance and/or special bonuses and stock option awards for executive officers.

The Compensation Committee made recommendations relating to the compensation of executive officers to the Board. Based on these recommendations, the Board makes decisions concerning the nature and scope of the compensation to be paid to the Corporation’s executive officers. The Compensation Committee based its recommendations to the Board on its compensation philosophy and the Compensation Committee’s assessment of corporate and individual performance, recruiting and retention needs.

For the 2017 fiscal year, aggregate compensation was based, in part, on a report prepared by the Harlon Group in September 2015, pending completion of an evaluation commencing in 2017 by Lane Caputo Compensation Inc., the results of which were implemented for the 2018 fiscal year, which included an evaluation against peer group comparators (see below). The comparator group consisted of the following companies:

Aureus Mining Inc.	Peninsula Energy Limited
Dalradian Resources Inc.	Platinum Group Metals
Denison Mines Corp.	PolyMet Mining Corp.
Energy Fuels, Inc.	Seabridge Gold Inc.
Gold Resource Corporation	Taseko Mines Limited
Golden Star Resources Ltd.	Ur-Energy Inc.
Kaminak Gold Corporation	Uranium Energy Corp.
Largo Resources Ltd.	Toro Energy Limited
Nautilus Minerals Inc.

In establishing base salaries, the Compensation Committee considered factors such as experience, individual performance, changes to roles and responsibilities, corporate growth, length of service, contribution towards the achievement of corporate objectives and compensation compared to other employment opportunities for executives. Base salaries are also intended to be internally equitable. Salaries are reviewed annually by the Board based on recommendations of the Compensation Committee.

Bonuses are based on the achievement of pre-determined, measurable corporate and/or individual performance objectives. During the financial year ended December 31, 2017, bonuses were either based on performance over the year (a “Performance Bonus”) and/or based on the achievement of a particular and extraordinary corporate transaction or other milestone (a “Special Bonus”).

A maximum Performance Bonus was determined for each executive officer as a percentage of salary. The maximum performance bonus for 2017 was 75% of base salary for the CEO and 50% for all other executive officers. The key performance indicators and maximum bonus percentage are determined by the Compensation Committee (after discussion with the CEO) annually for the ensuing financial year and recommended to the Board for approval, on an individual basis for each executive officer.

The corporate performance objectives for 2017 included share appreciation, completion of a financing or other similar transaction, management of operations within budget, and the Corporation’s health and safety record. Individual performance objectives relate to the particular executive’s role and expected contribution to the Corporation and its objectives and a discretionary assessment of overall job performance.

Special Bonuses were awarded on an ad hoc basis during the year based on the completion of material corporate transactions and/or other milestones. Special Bonuses are not based on pre-determined objectives and are intended to award extraordinary effort and achievement without financial incentive. Special Bonuses are determined by the Compensation Committee based on discussions, to the extent appropriate, with the CEO.

Stock options are granted on a discretionary basis, based on the Board and the Compensation Committee’s assessments of responsibilities and achievements, recognizing that at the earlier stage of development stock option awards can help preserve cash resources. Generally, the number of stock options granted to any executive officer is a function of the level of authority and responsibility of the executive officer, the contribution of the executive officer to the business and affairs of the Corporation, the number of stock options the Corporation has already granted to the executive officer, and such other factors as the Compensation Committee may consider relevant.

Stock options are governed by the Corporation’s amended and restated incentive stock option plan (the “Option Plan”), and awards are generally made annually in the month of December. Existing stock options have a five year term and are exercisable at the price determined by the Board, subject to applicable regulatory requirements at the time of grant.

Risk Management

The Compensation Committee is responsible for identifying any risks associated with the Corporation’s compensation policies and practices and considering the implications of any such risks and then ensuring such risks are mitigated, particularly those arising from policies and practices that encourage or may encourage excessive risk-taking by executive officers. Given the current stage of development, at this time, the Board has not formally assessed the implications of the risk associated with its compensation policies and practices. However, the Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions.

Hedging

Pursuant to the Corporation’s Code of Business Ethics, the Corporation’s executive officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

Outside Consultants

During the financial year ended December 31, 2017, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”) to advise the Compensation Committee and the Board on executive and director compensation, including benchmarking and other equity compensation structures such as restricted share units and performance share units.

The results of the report prepared by Lane Caputo have been assessed and will continue to be implemented as appropriate.

Performance Graph

The Corporation first commenced trading on the TSXV as “Clermont Capital Inc.”, a “capital pool company” within the meaning of Policy 2.4 – Capital Pool Companies (the “CPC Policy”) of the TSXV, on August 29, 2012 under the symbol “XYZ.P”. On April 19, 2013, the Corporation completed its “qualifying transaction” and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.” On April 22, 2013, the Corporation’s common shares commenced trading on the TSXV under the symbol “NXE”. On July 15, 2016, the Corporation commenced trading on the TSX under the symbol “NXE”.

The following graph compares the Corporation’s cumulative total shareholder return to the capital markets over the five most recently completed financial years ending December 31, 2017. It shows the change in value of $100 invested in common shares of the Corporation on December 31, 2013 to December 31, 2017 compared to $100 invested in the S&P/TSX Composite Index or the S&P/TSX Global Mining Index for the same time period, assuming the reinvestment of all dividends (if applicable).

	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2017
NexGen Energy Ltd.	$100	$129	$244	$790	$1,088
S&P/TSX Global Mining Index	$100	$85	$61	$87	$99
S&P/TSX Composite Index	$100	$220	$200	$240	$260

The trend shown in the above graph does not necessarily correspond to the Corporation’s compensation to its executive officers for the financial year ended December 31, 2017 or for any prior fiscal periods. The Corporation’s executive compensation is based on a number of factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Corporation’s performance (which is not necessarily tied exclusively to the trading price of the common shares on the TSX) and other factors discussed above. The trading price of the common shares on the TSX is subject to fluctuation based on several factors, many of which are beyond the control of the Corporation and its executive officers. These include, among other things, market perception of the Corporation’s ability to achieve planned growth or results, trading volume in the Corporation’s common shares, and changes in general conditions in the economy and financial markets. In general, executive cash compensation has increased significantly less than the price of the Corporation’s common shares over that same period. The Corporation’s philosophy is to reward the achievement of tangible objectives, not capital market speculation which may or may not be related to the performance of the executive officer.

Summary Compensation Table

For the financial year ended December 31, 2017, the Corporation had five (5) named executive officers: Leigh Curyer, Bruce Sprague, Grace Marosits, Garrett Ainsworth and Joanna Cameron (collectively, the “Named Executive Officers”). The following table sets forth the compensation paid to each of the Named Executive Officers for each of the Corporation’s three (3) most recently completed financial years (2015, 2016 and 2017).

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($) (1)	Annual incentive plans ($) (2)		Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Leigh Curyer
President, Chief	2017	500,000	Nil	2,588,969	967,600	(7)	Nil	Nil	Nil	4,056,569
Executive Officer &	2016	400,000	Nil	2,802,393	950,000		Nil	Nil	Nil	4,152,393
Director (3)	2015	300,000	Nil	675,555	200,000		Nil	Nil	Nil	1,175,555
Bruce Sprague	2017	56,618	Nil	778,335	Nil		Nil	Nil	Nil	834,953
Chief Financial Officer (4)	2016	N/A	N/A	N/A	N/A		N/A	N/A	N/A	N/A
	2015	N/A	N/A	N/A	N/A		N/A	N/A	N/A	N/A
Grace Marosits	2017	150,000	Nil	223,267	65,000	(8)	Nil	Nil	Nil	438,267
Former Chief Financial	2016	135,000	Nil	322,961	50,000		Nil	Nil	Nil	507,961
Officer (5)	2015	120,000	Nil	99,195	30,000		Nil	Nil	Nil	249,195
Garrett Ainsworth	2017	250,000	Nil	604,890	309,625	(9)	Nil	Nil	Nil	1,164,515
Former Vice President,	2016	250,000	Nil	652,862	350,000		Nil	Nil	Nil	1,252,862
Exploration & Development	2015	180,000	Nil	426,313	85,000		Nil	Nil	Nil	691,313
Joanna Cameron
Former Vice President,	2017	200,000	Nil	289,942	167,500	(10)	Nil	Nil	Nil	657,442
Legal & General	2016	200,000	Nil	377,382	100,000		Nil	Nil	Nil	677,382
Counsel (6)	2015	51,644	Nil	115,113	15,000		Nil	Nil	Nil	181,757
Notes:
(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option based compensation values by Canadian public companies. The Black-Scholes model resulted in a value of an option on each of the following dates as follows:

December 14, 2017: $2.20; November 13, 2017: $1.95; December 15, 2016: $1.50; June 23, 2016: $1.80; December 16, 2015: $0.42; September 22, 2015: $0.43; May 27, 2015: $0.35.

(2)	Includes bonus amounts paid to Named Executive Officers by the end of each financial year, comprising a Performance Bonus and/or Special Bonus.
(3)	Mr. Curyer did not receive any remuneration in his role as a Director of NexGen.
(4)	Mr. Sprague was appointed as Chief Financial Officer on November 13, 2017.
(5)	Ms. Marosits acted as Chief Financial Officer from November 24, 2014 to November 13, 2017.
(6)	Ms. Cameron commenced as Vice President, Legal & General Counsel on September 28, 2015.
(7)	Represents aggregate bonus amounts paid during 2017 and consists of an annual Performance Bonus ($238,100) for meeting or exceeding pre-determined performance goals (including share price performance) and a Special Bonus in respect of the announcement of an updated resource estimate at the Rook 1 Project and completion of a US$110,000,000 financing. There is no assurance that one or more Special Bonuses will be paid in the future.
(8)	Represents aggregate bonus amounts paid during 2017 and consists of an annual Performance Bonus ($30,000) for meeting or exceeding pre-determined performance goals and a Special Bonus in respect of the completion of a US$110,000,000 financing. There is no assurance that one or more Special Bonuses will be paid in the future.
(9)	Represents aggregate bonus amounts paid during 2017 and consists of an annual Performance Bonus ($209,625) for meeting or exceeding pre-determined performance goals and a Special Bonus in respect of the announcement of an updated resource estimate at the Rook 1 Project. There is no assurance that one or more Special Bonuses will be paid in the future.
(10)	Represents aggregate bonus amounts paid during 2017 and consists of an annual Performance Bonus ($30,000) for meeting or exceeding pre-determined performance goals and a Special Bonus in respect of the completion of a US$110,000,000 financing. There is no assurance that one or more Special Bonuses will be paid in the future.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding at December 31, 2017 for each Named Executive Officer. All option-based awards vest in one-third increments annually, based on the anniversary of the date of grant and have five (5) year terms.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Leigh Curyer	300,000	0.40	30-Jul-18	843,000	Nil	Nil
	200,000	0.30	19-Dec-18	582,000	Nil	Nil
	500,000	0.40	23-May-19	1,405,000	Nil	Nil
	1,500,000	0.46	24-Dec-19	4,125,000	Nil	Nil
	1,000,000	0.50	27-May-20	2,710,000	Nil	Nil
	1,500,000	0.64	16-Dec-20	3,855,000	Nil	Nil
	1,800,000	2.65	23-Jun-21	1,008,000	Nil	Nil
	1,000,000	2.24	15-Dec-21	970,000	Nil	Nil
	1,000,000	3.39	14-Dec-22	Nil	Nil	Nil
Bruce Sprague	1,000,000	2.93	13-Nov-22	280,000	Nil	Nil
Grace Marosits	250,000	0.46	24-Dec-19	687,500	Nil	Nil
	250,000	0.50	27-May-20	677,500	Nil	Nil
	100,000	0.64	16-Dec-20	257,000	Nil	Nil
	250,000	2.65	23-Jun-21	140,000	Nil	Nil
	25,000	2.24	15-Dec-21	24,250	Nil	Nil
	75,000	3.39	14-Dec-22	Nil	Nil	Nil
Garrett Ainsworth	750,000	0.40	03-Jun-19	2,107,500	Nil	Nil
	750,000	0.46	24-Dec-19	2,062,500	Nil	Nil
	750,000	0.50	27-May-20	2,032,500	Nil	Nil
	750,000	0.64	16-Dec-20	1,927,500	Nil	Nil
	250,000	2.65	23-Jun-21	Nil	Nil	Nil
	300,000	2.24	15-Dec-21	291,000	Nil	Nil
	250,000	3.39	14-Dec-22	Nil	Nil	Nil
Joanna Cameron	500,000	0.62	22-Sep-20	1,295,000	Nil	Nil
	100,000	0.64	16-Dec-20	257,000	Nil	Nil
	250,000	2.65	23-Jun-21	140,000	Nil	Nil
	100,000	2.24	15-Dec-21	97,000	Nil	Nil
	75,000	3.39	14-Dec-22	Nil	Nil	Nil

Notes:

(1)	The value of unexercised in-the-money options is calculated by multiplying the difference between the December 29, 2017 closing price of the common shares on the TSX of $3.21 and the option exercise price, by the number of outstanding options. Where the difference is negative, the options are not in-the-money and no value is reported. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Incentive Plan Awards – Value Vested or Earned During the Year

During the financial year ended December 31, 2017, no incentive plan awards vested or were earned for the Named Executive Officers except as follows:

Name	Option-based awards - Value vested during the year (1) ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Leigh Curyer	2,796,336	Nil	Nil
Bruce Sprague	Nil	Nil	Nil
Grace Marosits (2)	331,750	Nil	Nil
Garrett Ainsworth (2)	1,504,167	Nil	Nil
Joanna Cameron (2)	518,000	Nil	Nil
Notes:
(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.
(2)	Employment ended effective April 12, 2018.

Termination and Change of Control Benefits

Each of the Named Executive Officers (other than Ms. Cameron, Ms. Marosits and Mr. Ainsworth) is party to an employment agreement with the Corporation (each, an “Executive Employment Agreement”).

The Executive Employment Agreements establish base compensation comprised of base salary and eligibility for an annual performance-based cash incentive. Named Executive Officers are also eligible to participate in the Corporation’s equity-based long-term incentive compensation plans in the form of stock options, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with their terms.

The Executive Employment Agreements also provide for termination payments in the event that (i) the Named Executive Officer’s employment is terminated without cause (including constructive dismissal), or (ii) within 12 months of a “change of control”, the Named Executive Officer is terminated without cause or resigns.

In each case, the terminated Named Executive Officer is entitled to a termination payment equal to the product by multiplying: (i) the sum of (a) his or her annual base salary; and (b) his or her highest bonus (including both Performance Bonuses and Special Bonuses) paid or payable in the preceding three years, in each case, calculated on a monthly basis, by (ii) a period of between three (3) and 36 months, with longer periods being applicable only in the case of a change of control (the “Severance Period”). The Named Executive Officer is also entitled to the continuation of benefits during the Severance Period, or in the event the Corporation is unable to continue such benefits, payment in lieu equal to the cost of such benefits to the Corporation.

In addition, the terminated Named Executive Officer is entitled to a payment equal to the sum of: (i) all earned but unpaid salary, earned but unpaid bonus, outstanding but untaken vacation pay, and outstanding expenses; and (ii) the terminated Named Executive Officer’s highest Performance Bonus and Special Bonus over the preceding three (3) years, prorated to the date of termination (the “Final Wages”).

All outstanding options held by the terminated Named Executive Officer would also vest immediately and continue to be exercisable until the earlier of the expiry of their term or such period imposed by an applicable regulatory body.

The estimated incremental payments (excluding the Final Wages) payable by the Corporation to each Named Executive Officer upon termination without cause or related to a change of control, assuming the triggering event occurred on December 31, 2017, are as follows.

Name	Triggering Event	Estimated Incremental Payment ($)
Leigh Curyer (1)	Termination Without Cause	2,201,400
President & Chief Executive Officer	Change of Control	4,402,800
Bruce Sprague (2) Chief Financial Officer	Termination Without Cause Change of Control	212,500 850,000

Notes:
(1)	Mr. Curyer holds an aggregate of 8,800,000 stock options, having an aggregate in-the-money value, as of December 31, 2017, of $15,498,000.

(2)	Mr. Sprague holds an aggregate of 1,000,000 stock options, having an aggregate in-the-money value, as of December 31, 2017, of $280,000.

There are no significant conditions or obligations that apply to the receipt of the foregoing incremental payments.

Director Compensation

The following table sets forth the compensation provided to the directors of the Corporation for the financial year ended December 31, 2017.

Compensation paid to Leigh Curyer for the financial year ended December 31, 2017 is set out above under the heading “Summary Compensation Table”. Mr. Curyer did not receive any remuneration in his role as a director of the Corporation.

Name	Fees earned ($)	Share- based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Christopher McFadden	80,000	Nil	587,140	Nil	Nil	Nil	667,140
Warren Gilman	24,511	Nil	195,547	Nil	Nil	Nil	220,058
Craig Parry	56,250	Nil	587,140	Nil	Nil	Nil	643,390
Richard Patricio	65,000	Nil	587,140	Nil	Nil	Nil	652,140
Trevor Thiele	73,750	Nil	587,140	Nil	Nil	Nil	660,890
Note:
(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in the following option value on each of the following dates:

December 14, 2017: $2.20; November 13, 2017: $1.95; December 15, 2016: $1.50; November 8, 2016: $0.96; June 23, 2016: $1.80; December 16, 2015: $0.42; May 27, 2015: $0.35.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding at December 31, 2017 for each of the Corporation’s directors. All option-based awards vest in one-third increments annually, based on the anniversary of the date of grant and have five (5) year terms.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Christopher McFadden	250,000	3.39	14-Dec-22	Nil	Nil	Nil
	250,000	2.24	15-Dec-21	242,500	Nil	Nil
	350,000	2.65	23-Jun-21	196,000	Nil	Nil
	250,000	0.64	16-Dec-20	642,500	Nil	Nil
	300,000	0.50	27-May-20	813,000	Nil	Nil
	300,000	0.46	24-Dec-19	825,000	Nil	Nil
	350,000	0.40	23-May-19	983,500	Nil	Nil
	250,000	0.40	30-Jul-18	702,500	Nil	Nil
Warren Gilman	250,000	3.39	14-Dec-22	Nil	Nil	Nil
Craig Parry	250,000	3.39	14-Dec-22	Nil	Nil	Nil
	250,000	2.24	15-Dec-21	242,500	Nil	Nil
	350,000	2.65	23-Jun-21	196,000	Nil	Nil
	250,000	0.64	16-Dec-20	642,500	Nil	Nil
	300,000	0.50	27-May-20	813,000	Nil	Nil
	200,000	0.46	24-Dec-19	550,000	Nil	Nil
	500,000	0.40	23-May-19	1,405,000	Nil	Nil
Richard Patricio	250,000	3.39	14-Dec-22	Nil	Nil	Nil
	250,000	2.24	15-Dec-21	242,500	Nil	Nil
	350,000	2.65	23-Jun-21	196,000	Nil	Nil
	250,000	0.64	16-Dec-20	642,500	Nil	Nil
	300,000	0.50	27-May-20	813,000	Nil	Nil
	200,000	0.46	24-Dec-19	550,000	Nil	Nil
	350,000	0.40	23-May-19	983,500	Nil	Nil
	250,000	0.40	30-Jul-18	702,500	Nil	Nil
Trevor Thiele	250,000	3.39	14-Dec-22	Nil	Nil	Nil
	250,000	2.24	15-Dec-21	242,500	Nil	Nil
	350,000	2.65	23-Jun-21	196,000	Nil	Nil
	250,000	0.64	16-Dec-20	642,500	Nil	Nil
	300,000	0.50	27-May-20	813,000	Nil	Nil
	200,000	0.46	24-Dec-19	550,000	Nil	Nil
	350,000	0.40	23-May-19	983,500	Nil	Nil
	250,000	0.40	30-Jul-18	702,500	Nil	Nil

Note:
(1)	The value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares on the TSX on December 29, 2017, which was $3.21, and the option exercise price, by the number of outstanding options. Where the difference is negative, the options are not in-the-money and no value is reported. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Incentive Plan Awards – Value Vested or Earned During the Year

During the financial year ended December 31, 2017, no incentive plan awards vested or were earned for the directors except as follows:

Name	Option-based awards - Value vested during the year (1) ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Christopher McFadden	621,000	Nil	Nil
Warren Gilman	10,000	Nil	Nil
Craig Parry	621,000	Nil	Nil
Richard Patricio	621,000	Nil	Nil
Trevor Thiele	621,000	Nil	Nil

Note:
(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) requires that the Corporation annually disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”).

The following is a discussion of each of the Corporation’s corporate governance practices for which disclosure is required by the Disclosure Instrument. Unless otherwise indicated, the Board believes that its corporate governance practices are consistent with those recommended by the Guidelines.

Director Independence

For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is one which could, in the view of the Board, reasonably be expected to interfere with his or her ability to exercise independent judgment. Certain specified relationships will, in all circumstances, be considered, for the purposes of the Disclosure Instrument, to be material relationships.

As of the date of this Circular, the Board consists of six (6) individuals, four (4) of whom are independent. It is proposed that the Board remain at six (6) members for the current fiscal year. If the Board remains at six (6) members and all of management’s nominees are elected as directors at the Meeting, the Board will consist of six (6) individuals, four (4) of whom are independent. Accordingly, a majority of the Board is independent.

The current independent directors are: Christopher McFadden, Warren Gilman, Richard Patricio and Trevor Thiele. These directors are also independent for the purposes of the NYSE American Company Guide.

Mr. McFadden has been appointed as the Chairman of the Board and is responsible for, among other things, providing leadership to ensure that the Board functions independently of management and overseeing the governance obligations of the Board and its committees generally.

Messrs. Curyer and Parry are not independent for the purposes of the Disclosure Instrument. Mr. Curyer is the Corporation’s President and Chief Executive Officer and, as of April 1, 2016, Mr. Parry was appointed as the President and Chief Executive Officer of IsoEnergy, an affiliate of the Corporation (with the Corporation holding approximately 60.02% of the outstanding shares of IsoEnergy).

In-camera sessions of the independent directors are scheduled for the conclusion of each meeting of the Board. Additional meetings for the independent directors are held as considered necessary. Moreover, the independent directors have the opportunity to hold discussions in the absence of management through their participation in the Compensation Committee and the Audit Committee. During the financial year ended December 31, 2017, no meetings of the independent directors were convened.

Other Directorships

Currently, the following directors serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Leigh Curyer	IsoEnergy Ltd. (1) NxGold Ltd.
Christopher McFadden	IsoEnergy Ltd. (1) NxGold Ltd.
Warren Gilman	Nil
Craig Parry	IsoEnergy Ltd. (1) Skeena Resources Limited
Richard Patricio	IsoEnergy Ltd. (1) Latin American Minerals Inc. NxGold Ltd. Toro Energy Limited (2)
Trevor Thiele	IsoEnergy Ltd. (1) NxGold Ltd.

Notes:
(1)	NexGen holds approximately 60.02% of the outstanding common shares of IsoEnergy. Accordingly, IsoEnergy is an affiliate of NexGen.
(2)	Mr. Patricio’s directorship at Toro Energy Limited is a result of his management role at Mega Uranium Ltd. Latin American Minerals Inc. and NxGold are Mr. Patricio’s only directorships which are distinct from his principal occupation.

Attendance

The Board is committed to scheduling regular meetings of the Board and its committees and encouraging attendance by directors. The Board and its committees held the following number of meetings in the financial year ended December 31, 2017:

Year Ended December 31, 2017
Board	7
Audit Committee	4
Compensation Committee	3
Nomination and Governance Committee	Nil

The attendance of the current directors at such meetings was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Nomination and Governance Committee Meetings Attended
Leigh Curyer	7 of 7	N/A	N/A	N/A
Christopher McFadden	7 of 7	4 of 4	N/A	N/A
Craig Parry	6 of 7	N/A	N/A	N/A
Richard Patricio	7 of 7	4 of 4	3 of 3	N/A
Trevor Thiele	7 of 7	4 of 4	3 of 3	N/A
Warren Gilman(1)	4 of 4	N/A	N/A	N/A
Note:
(1)	Mr. Gilman was appointed to the Board on July 21, 2017.

The Corporation’s Nominating and Governance Committee was formed in May 2017 and has not yet convened a meeting. While the Compensation Committee held three (3) formal meetings, there were multiple informal meetings held throughout the year.

Charter of the Board of Directors

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of selected and specific responsibilities to committees of the Board, and the Chairman of the Board, all as more particularly described in the Charter of the Board of Directors (the “Charter”) attached to this Circular as Schedule A.

Position Descriptions

The Board has adopted a written position description for the roles of the Chairman of the Board and the CEO. The Chairman of the Board’s role is set out in the Charter as being responsible for the management, development and effective performance of the Board and ensuring the Board fulfils its duties as required by law and as set forth in the Charter.

The CEO is responsible for leading the Corporation in meeting its short-term operational and long-term strategic goals. The CEO is expected to report to the Board on a regular basis concerning the Corporation’s progress towards its goals, strategies and objectives.

Although the Board has developed written mandates for each of the Board committees, the Board has not yet developed written position descriptions for the chairs of each Board committee. The written mandate of each committee however delineates the role and responsibilities of each committee chair.

Orientation and Continuing Education

The Corporation has prepared a Board of Directors’ manual which provides a comprehensive overview of the Corporation and the responsibilities of its directors, as well as the role of the Board and committees, and the nature and operation of the Corporation’s business. Given the current size of the Corporation and its stage of development, and as each new director will have a different skill set and professional background, specific orientation and training activities are tailored to the particular needs and experience of each director and consist primarily of meetings with members of the executive management team.

The Board provides continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to meet their obligations as directors. All of the directors are actively involved in their respective areas of expertise and have full access to management. Directors are periodically provided with the opportunity to visit the Corporation’s properties to become familiar with the Corporation’s operations. Presentations by management and the Corporation’s advisors are also organized, as needed, to provide ongoing director education.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Corporation, the Board seeks to foster a culture of ethical conduct by requiring the Corporation to carry out its business in accordance with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in its Code of Business Ethics (the “Code”). A copy of the Code is available under the Corporation’s profile on SEDAR at www.sedar.com and it is on the website at www.nexgenenergy.ca.

The Corporation’s Corporate Secretary is responsible for communicating the Code to directors, officers and employees. Compliance with the Code is maintained primarily through the reporting process within the Corporation’s organizational structure. The Audit Committee monitors overall compliance with the Code and the Chief Financial Officer reports any alleged breaches of the Code to the Audit Committee. The Corporation’s Chief Financial Officer and the Audit Committee Chair then report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised.

In addition, the Corporation has adopted a “whistleblower” policy (the “Whistleblower Policy”) so that any employee of the Corporation or its subsidiaries may submit confidential or anonymous concerns regarding accounting or auditing matters without fear of dismissal or retaliation of any kind. The Whistleblower Policy allows employees to direct their concerns to the Chair of the Audit Committee.

Certain members of the Board are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting such participation. Where such a conflict of interest involves a particular Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Corporation), such Board member will be required to disclose his or her interest to the Board and refrain from voting at any Board meeting of the Corporation which considers such contract or transaction, in accordance with applicable law. To ensure a consistent process for addressing actual and potential conflicts of interest, the Corporation has adopted a policy governing conflicts of interest and related party transactions which prescribes a formal procedure and internal reporting process for addressing potential conflicts in a timely fashion.

In rare circumstances, if deemed appropriate, the Corporation may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Nomination of Directors

The Nominating Committee is responsible for assisting the Board in respect of the nomination of directors and identifying new candidates for appointment to the Board.

The Nominating Committee establishes criteria for Board membership and composition, and makes recommendations to the Board thereon. The Nominating Committee also makes recommendations for the assignment of Board members to Board committees and oversees a process for director succession. In that regard, the Nominating Committee is also responsible for assessing the competencies and skills of existing directors and those required for nominees to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making. The Nominating Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.

Investor Rights Agreement

In accordance with the terms of the Investor Rights Agreement between CEF Holdings Limited (“CEF”), CEF (Capital Markets) Limited (“CEFCM”), Next Global Holdings Limited (“Next Global”), Sprinkle Ring Investment Limited (“Sprinkle Ring”, and together with CEFCM and Next Global, the “Investors”) and NexGen, CEF has, among other rights, certain rights to nominate an individual for election to the Board on behalf of the Investors. The Corporation has six directors until such time as the Board fixes a different number of directors in accordance with the Corporation’s articles and governing corporate laws. Under the Investor Rights Agreement, CEF is entitled to nominate for election one member of the Board (the “CEF Nominee”) for so long as the percentage of outstanding common shares of the Corporation beneficially owned directly or indirectly by CEF and the Investors, collectively, is more than 15% (on a partially-diluted basis) of the Corporation’s issued and outstanding common shares. The CEF Nominee may be a director, officer or employee of CEF or its affiliates, or another person, at CEF’s discretion.

Advance Notice Provisions

On May 21, 2015, shareholders approved an amendment to the Corporation’s articles to implement advance notice provisions for the nomination of directors (the “Advance Notice Provisions”). Under the Advance Notice Provisions, a director nomination must be made, in the case of an annual meeting of shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting of shareholders, and in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. The Advance Notice Provisions also set forth the information that a shareholder must include in the notice to the Corporation. See the Corporation’s amended articles which are available under the Corporation’s profile on SEDAR at www.sedar.com for full details (filed on May 26, 2015). No director nominations have been made by shareholders in connection with the Meeting under the terms of the Advance Notice Provisions, and as such the only nominations for directors at the Meeting are the nominees set forth above under “Business to be Transacted at the Meeting – Election of Directors”.

Majority Voting

The Corporation has adopted a majority voting policy which requires that each director nominee of the Corporation must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. Any director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election must promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Compensation Committee will make a determination as to whether or not to accept the tendered resignation and make a recommendation to the Board thereon. The Board, in turn, will determine whether or not to accept the tendered resignation within 90 days of the shareholder meeting. The Compensation Committee will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board. The Corporation shall promptly issue a news release with the Board’s decision which, in the event the resignation is not accepted, must fully state the reason for that decision. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The director nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy will not apply in circumstances involving contested director elections.

Compensation

In the 2017 fiscal year, directors received an annual fee of $55,000. The Chairman of the Board received an additional annual fee of $20,000, the Chairman of the Audit Committee received an additional annual fee of $15,000, and the Chairman of the Compensation Committee received an additional annual fee of $5,000 and each committee member received an additional $5,000. These annual fees included meeting attendance fees. Effective January 1, 2018, the annual fee was increased to $60,000, the premium for the Chairman of the Board was increase to $30,000, Audit Committee was increased to $20,000, Compensation Committee Chair was increased to $15,000 and Other Chair was increased to $5,000. The Corporation believes the additional fees reflect the time commitment and dedication required of its Board, particularly, given its relatively small size compared to the Corporation’s size and growth trajectory.

Members of the Board are also eligible for the grant of stock options as and when appropriate. As previously stated, the Compensation Committee will periodically review the adequacy and form of the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and will report and make recommendations to the Board accordingly.

For details regarding the Corporation’s approach to the compensation of executive officers, including the CEO and the role of the Compensation Committee, see “Executive Compensation – Compensation Discussion and Analysis”, above.

Board Committees

The Board delegates certain responsibilities to the following three committees of the Board: (i) the Audit Committee; (ii) the Compensation Committee; and (iii) the Nominating and Governance Committee. The Board has adopted a written charter for each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. From time to time, the Board also appoints ad hoc committees to assist in specific matters. The Board delegates specific mandates to such ad hoc committees if and when they are established.

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their Audit Committee, including the text of the Audit Committee’s charter, the composition of the Audit Committee and the fees paid to the external auditor. This information is provided in the Corporation’s annual information form dated March 2, 2018 (the “AIF”) under the heading “Audit Committee Disclosure” with respect to the financial year ended December 31, 2017. The AIF is available for review by the public on the SEDAR website located at www.sedar.com under the Corporation’s profile and may also be obtained free of charge by sending a written request to the Corporation at the Corporation’s head office located at Suite 3150, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3.

Assessments

In 2015, the Compensation Committee established a formal process for assessing the effectiveness of the Board as a whole, its committees and individual directors. As part of this process, directors completed a questionnaire which provided for quantitative and qualitative ratings of their and the Board’s performance in key areas and provided subjective comment in each of those areas.

The Chair of the Compensation Committee reviewed the results of the self-assessment process, identified areas requiring follow-up and reported to the Board on the results of the assessment process. Action plans to follow-up on specific issues are monitored by the Compensation Committee.

An assessment was not completed for the financial year ended December 31, 2017, however, deficiencies identified from the assessment completed previously fiscal year were addressed in 2017 with changes to the composition of the Board. An assessment is planned for 2018.

Term Limits and Diversity

In the fall of 2014, the Canadian Securities Administrators introduced “comply or explain” policies requiring companies to either adopt or explain why they have not adopted (a) policies with respect to term limits for directors; and (b) policies and targets designed to increase participation by woman in board matters and in executive positions. The Corporation looks to recruit and select candidates for the Board and for management positions that represent both gender diversity and business understanding and experience and has not yet adopted formal policies or targets on either term limits or diversity.

In April 2018, the Board of Directors adopted a policy regarding the diversity of the directors and management of the Corporation. The Board recognizes the valuable contributions made to board deliberations and management by people of different gender, experience and background, and the Board believes that it currently focuses on hiring the best quality individuals for the position, while also encouraging diversity on the Board and in executive officer positions. The Corporation has not set a targeted number or percentage of female representation on its Board or for executive officer positions; however, the Board is mindful of the benefit of diversity in the Corporation’s leadership positions and the need to maximize the effectiveness of the Board and management in their decision making abilities. The Corporation's support for diversity is already strongly ingrained in NexGen’s culture and values.. In searches for new directors or officers, the Board is committed to conducting a search for suitable candidates and will consider the level of female representation and diversity within its leadership ranks in its search process.

Subject to the terms of the Investor Rights Agreement, the Compensation Committee identifies those candidates to the Board and management of the Corporation that possess the skills and greatest ability to strengthen the Board and management. The Compensation Committee annually reviews the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives. The Compensation Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Formal targets regarding females on the Board or in executive officer positions have not been deemed necessary in light of the Corporation's current culture and commitment to diversity. The Corporation will continue to review, assess and develop ways to promote females within the Corporation, ensuring that females continue to advance and hold leadership roles in NexGen.

In considering the recently adopted CSA Guidelines, the Compensation Committee has determined to monitor developments in this area while reviewing the Corporation’s own practices in order to adopt a policy that is meaningful for the Corporation. The Corporation is committed to nominating the best individuals to fulfil director roles and executive officer positions.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Corporation’s most recently completed financial year, being December 31, 2017, with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by securityholders (1)	37,858,334	$1.42	30,009,537
Equity compensation plans not approved by securityholders	Nil	n/a	n/a
Total	37,858,334		30,009,537
Notes:
(1)	Refers to stock options to purchase securities of the Corporation pursuant to the Option Plan.
(2)	The maximum number of shares reserved for issuance under the Option Plan at any time is currently 20% of the Corporation’s issued and outstanding shares at that time, less any common shares reserved for issuance under other security-based compensation arrangements.

As of the date hereof, there are 34,253,333 options outstanding. If all such options were exercised for common shares, the common shares which would be issued upon such exercise would total approximately 9.97% of the issued and outstanding common shares at the date hereof on a non-diluted basis.

Particulars of the Option Plan

As of July 15, 2016, the Corporation adopted an amended and restated option plan (the “Option Plan”). The following is a summary of the principal terms of the Option Plan.

The purpose of the Option Plan is to provide incentives to attract, retain and motivate the Corporation’s directors, officers, employees and other eligible persons whose contributions are important to the future success of the Corporation.

Number of Securities Issuable. A maximum of 20% of the number of issued and outstanding common shares of the Corporation at the time of grant may be reserved for issuance, less any common shares reserved for issuance under other security based compensation arrangements. As of the date hereof, there are 34,253,333 options awarded under the Option Plan 9.97% and 34,417,205 options available for grant (10.16%).

Under TSX requirements, the Company must disclose the annual burn rate of the Stock Option Plan for each of the Company’s three most recently completed fiscal years. The annual burn rate of the Stock Option Plan is equal to 1.93% for the year ended December 31, 2017, 3.21% for the year ended December 31, 2016 and 3.99% for the year ended December 31, 2015.

The annual burn rate of the Stock Option Plan is calculated as the number of securities granted under the Stock Option Plan during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year. The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period; a reasonable approximation of the weighted average is adequate in many circumstances. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

Insider Participation Limit. A maximum of 10% of the number of issued and outstanding common shares of the Corporation may be issued to insiders under the Option Plan and under any other security based compensation arrangements of the Corporation within any one-year period, and a maximum of 10% of the Corporation’s issued and outstanding shares are issuable to insiders of the Corporation under the Option Plan and under any other security based compensation arrangements of the Corporation at any time.

Eligible Persons. “Eligible Persons” are eligible to receive grants of options under the Option Plan. “Eligible Persons” are directors, officers, employees and persons or company’s engaged by the Corporation to provide services for an initial, renewable or extended period of 12 months.

Exercise Price. The exercise price will not be less than the closing market price on the TSX on the day immediately preceding the grant of the option.

Vesting. Vesting of options granted under the Option Plan will be at the discretion of the Board. On a change of control or takeover bid the options granted under the Option Plan will fully vest.

Change of Control. For the purposes of the Option Plan, a change of control occurs on the following events: (i) a merger, consolidation, plan of arrangement or reorganization of the Corporation that results in the beneficial, direct or indirect, transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the persons that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction; (ii) the consummation of a sale of all or substantially all of the assets of the Corporation, including specifically the sale or other disposition of a material interest in the Rook I Project, or the consummation of a reorganization, merger, joint venture or other transaction which has substantially the same effect; (iii) a resolution is adopted to wind-up, dissolve or liquidate the Corporation; (iv) the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104, Take-Over Bids and Issuer Bids (or any successor instrument thereto), of common shares of the Corporation which, when added to all other common shares of the Corporation at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding common shares of the Corporation; or (v) the removal, by extraordinary resolution of the shareholders of the Corporation, of more than 51% of the then incumbent directors of the Corporation, or the election of a majority of directors to the Corporation’s board who were not members of the Corporation’s incumbent board immediately preceding such election.

Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Corporation except as follows:

•	subject to the discretion of the Board to resolve otherwise, if an optionee ceases to be employed by, provide services to, or be a director or officer of, the Corporation, such optionee’s vested options will expire 90 days after such cessation and any unvested options will immediately terminate;
•	if an optionee dies, such optionee’s vested options will be exercisable by the optionee’s lawful representatives but will expire on the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such options and any unvested options will immediately terminate;
•	if an optionee is dismissed for cause, such optionee’s vested options will expire 30 days after such dismissal and any unvested options will immediately terminate; and

•	if an order by the British Columbia Securities Commission, or similar regulatory authority with jurisdiction over the Corporation, prohibits an optionee from holding options, the options of the optionee will terminate immediately.

Term of Options. Options granted under the Option Plan will have a maximum term of ten (10) years from their date of grant.

Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Corporation by the option holder is restricted by a blackout period, or within nine business days following the expiry of a blackout period, the expiry date of the option will be extended to ten (10) business days after the trading restrictions are lifted.

No Assignment. Subject to the provisions of the Option Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable, other than to a wholly-owned entity of an employee, officer or director or an RRSP, RRIF or TFSA of such employee, officer or director or by will or the laws of descent and distribution.

Administration. Subject to the requirements of applicable laws and TSX rules requiring shareholder or other approval, the Option Plan provides that the Board may amend, modify or terminate the plan or any option, except that the Board may not undertake any such action if it were to adversely affect a previously granted option, without the consent of the affected optionee.

Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Option Plan:

•	an increase to the aggregate maximum number of securities issuable under the plan (either as a fixed number or a percentage);
•	a reduction in the exercise price of an outstanding option;
•	an extension of the term of any option beyond the expiry date or allowing the expiry date to exceed ten (10) years, except as permitted in connection with a blackout period;
•	any amendment to permit assignments or exercises other than by the optionee other than as permitted by the Option Plan;
•	altering the categories of individuals eligible to receive options under the Option Plan;
•	an amendment to the insider participation limit described above; and
•	an amendment to the amendment provisions of the Option Plan.

Amendments Without Shareholder Approval. The Option Plan may be amended without shareholder approval for the following:

•	amendments of a “housekeeping” nature;
•	amendments necessary to comply with the provisions of applicable law;
•	amendments respecting the administration of the Option Plan;
•	amendments to the vesting provisions of the Option Plan or any option;
•	amendments to the early termination provisions of the Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;
•	the addition of any form of financial assistance by the Corporation for the acquisition of common shares under the Option Plan, and the subsequent amendment of any such provisions;
•	amendments to the cashless exercise feature; and
•	any other amendment not requiring shareholder approval under applicable law (including the policies of the TSX).

The Option Plan is intended to provide the Corporation with the ability to issue options to provide employees, officers, directors and service providers of the Corporation and its affiliates with long-term equity based performance incentives, which are a key component of the Corporation’s compensation strategy.

The Board has delegated responsibility for the Option Plan to the Compensation Committee. The Corporation believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of options whose value over time is dependent on market value of the Corporation’s common shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation, or any of its subsidiaries. No person who is or who was at any time during the most recently completed financial year a director or executive officer of the Corporation, any proposed nominee for election as a director of the Corporation, or any associate of any such director, executive officer, or proposed nominee is or was at any time since the beginning of the most recently completed financial year indebted to the Corporation or any of its subsidiaries. Neither the Corporation nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

Additional Information

Additional information relating to the Corporation is available under the Corporation’s profile on the SEDAR website at www.sedar.com and on the Corporation’s website at www.nexgenenergy.ca.

Financial information relating to the Corporation is provided in the Corporation’s audited consolidated financial statements (the “Financial Statements”) and the management’s discussion and analysis (the “MD&A”) for the financial year ended December 31, 2017. Shareholders may download the Financial Statements and the MD&A from SEDAR (www.sedar.com) or contact the Corporation directly to request copies of the Financial Statements and the MD&A by: (i) mail to #3150 – 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3 or (ii) e-mail to ddang@nxe-energy.ca.

Our Board has approved the contents of this Circular and authorized us to send it to you.

BY ORDER OF THE BOARD

“Leigh Curyer”
Leigh Curyer
President & Chief Executive Officer
Vancouver, British Columbia April 23, 2018

SCHEDULE A

BOARD MANDATE

I.	GENERAL

The Board of Directors (the "Board") has the responsibility to supervise the management of the business and affairs of NexGen Energy Ltd. (the "Corporation") and all entities controlled by the Corporation other than those controlled entities that have securities listed on a securities exchange and are subject to their own corporate governance standards and policies, (collectively, "NexGen") in the best interests of the holders of Corporation's shares (the "Shareholders"). A fundamental objective of the Board is to enhance and preserve long-term value to the Corporation, to confirm that NexGen meets its obligations on an ongoing basis and to confirm that NexGen operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, service providers and communities).

The Board has responsibility for managing its own affairs and the stewardship of NexGen, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to satisfy itself that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Corporation by resolution.

II.	CONSTITUTION

A majority of the Board shall be composed of directors who are independent in accordance with applicable securities law, stock exchange requirements and other applicable law. The Board shall propose the list of nominees for individual election as directors of the Corporation to be put before the annual meeting of Shareholders of the Corporation.

III.	BOARD CHAIR

The Board will appoint a chair (the "Board Chair"), who, if possible and if in the best interests of NexGen, will be a person other than an officer or employee of the Corporation. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, and works with the Chief Executive Officer (the "CEO") to ensure that the Corporation fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public. The Board has approved and will periodically review the position description for the Board Chair.

IV.	COMMITTEES OF THE BOARD

The Board will carry out its mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time):

(a)	Audit Committee;

(b)	Compensation Committee; and

(c)	Nomination and Governance Committee.

Each committee will function according to a written charter, approved by the Board. The Board will review and assess the adequacy of the committee charters on an annual basis.

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V.	MATTERS REQUIRING BOARD APPROVAL

Certain responsibilities of the Board are sufficiently important to warrant the attention of the Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including, other than as required by law:

(a)	submitting to Shareholders any matter requiring their approval;

(b)	filling vacancies among the directors or appointing additional directors;

(c)	approving borrowing and hedging;

(d)	authorizing NexGen to issue debt or equity securities, declare dividends, or purchasing the Corporation's own shares;

(e)	approving prospectuses, if any;

(f)	approving continuous disclosure documents which are "core" documents including annual and interim financial statements, the related management's discussion and analysis and press releases related thereto, the annual information form, and management information circulars;

(g)	adopting or amending articles;

(h)	establishing a process to adequately provide for management succession and, from time to time, reviewing succession plans;

(i)	maintaining an understanding of the boundaries between the respective responsibilities of the Board and management and establishing limits on the authority delegated to management;

(j)	directing management to implement systems that are designed to ensure that NexGen operates within applicable laws and regulations, and to the highest ethical and moral standards;

(k)	satisfying itself as to the business and professional integrity of the CEO and other senior executives, as well as the CEO's leadership in the creation of a culture of integrity throughout the Corporation; and

(l)	with the assistance of reports and/or recommendations of the Compensation Committee:

(i)	appointing and confirming the remuneration of the CEO and appointing and approving the remuneration of other senior executives comprising the senior management team, and providing them with advice and counsel in the execution of their duties;

(ii)	monitoring and evaluating the performance of the CEO and other senior executives;

(iii)	approving employment agreements, severance arrangements and change in control agreements and provisions relating to senior executives; and

(iv)	approving adoption of equity compensation plans, stock option grants and short-term and long-term incentive plan criteria, targets and awards.

VI.	STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and a strategic planning process in place for NexGen and to participate with management in developing and approving the strategy by which it proposes to achieve these goals. The Board will:

(a)	adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and

(b)	monitor performance against the strategic plan.

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VII.	RISK MANAGEMENT

The Board has the responsibility to understand the primary risks of the business in which NexGen is engaged and verify that NexGen achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of NexGen. The Board will:

(a)	confirm that a management system is in place to identify the principal risks to NexGen and its business and that appropriate procedures are in place to monitor and mitigate those risks;

(b)	confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and

(c)	review insurance coverage annually.

VIII.	FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a)	approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

(b)	approve annual operating and capital budgets;

(c)	approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;

(d)	confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

(e)	approve significant changes in accounting practices or policies.

IX.	DIRECTOR COMPENSATION

The Board members should be compensated in a form and amount that is appropriate and which is customary for comparative organizations, having regard to such matters as time commitment, responsibility and trends in director compensation. The Board, based upon recommendations of the Compensation Committee, will periodically review the adequacy and form of directors' compensation, including compensation of the Board Chair and committee chairs, to confirm that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director. Management directors will not receive additional compensation for Board service.

To more closely align the interests of directors and the Shareholders, the directors will be eligible to participate in NexGen's stock option plan (the "Option Plan") under which directors are eligible to receive stock options.

X.	TERM LIMITS FOR DIRECTORS

The Board has determined that fixed term limits for directors should not be established and that Board renewal is the primary focus. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, increased insight into the Corporation and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and views and annually considers changes to the composition of the Board.

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XI.	BOARD AND COMMITTEE EVALUATION

The Board Chair will facilitate an annual assessment of the overall performance and effectiveness of the Board. The Chairman will report on such assessments to the Board. The Board, in conjunction with the Nomination and Governance Committee, will be responsible for establishing the evaluation criteria and implementing the process for such evaluations. If requested, each director will complete a board effectiveness questionnaire assessing:

(a)	the Board's performance in specified categories such as fiduciary oversight, Board governance and process, strategic planning and business decisions, and financial matters; and

(b)	the performance of each committee of the Board in light of such committee's mandate.

The Board will, after receiving the oral or written report of the Board Chair, meet to discuss the results. The objective of the assessments is to maintain the continued effectiveness of the Board as a whole, each committee, and each individual Board member (including the Board Chair), in the execution of their responsibilities and to contribute to a process of continuing improvement.

XII.	SELECTION OF NEW DIRECTOR CANDIDATES

The Board will approve a list of nominees for independent election at the annual meeting of Shareholders who have been nominated by the Nomination and Governance Committee. Prior to approving or recommending to the Shareholders that the Shareholders elect a new nominee to the Board, the Board will consider the competencies and skills necessary for the Board, as a whole, the competencies and skills of each existing director, and the competencies and skills the new nominee will bring to the Board. The Board will also consider the appropriate size of the Board, with a view to facilitating effective decision-making, and the importance of having diversity on the Board, while ensuring the necessary skills and competencies required as a whole, and will take this into account in considering new nominees.

Directors are encouraged to identify potential candidates to the Nomination and Governance Committee. An invitation to stand as a nominee for election to the Board will be made to a candidate by the Board through the Board Chair or the Board Chair's delegate.

XIII.	DIRECTOR QUALIFICATION STANDARDS

The Corporation's objective is to select individuals with education, experience and skills necessary to assist management in the operation of the business. Because the experiences and advice of those businesses facing similar issues is of particular value, current and former senior officers of other major corporations are desirable nominees.

The role of selecting an individual to become a director belongs to the Nomination and Governance Committee, who will consider the education, business, governmental and civic experience, communication and interpersonal skills, the diversity of the existing board and the background of the potential candidate, as well as any other matters which are relevant to the Corporation's objectives. Selections made by the Nomination and Governance Committee are subject to Board approval.

This review will take into account the desirability of maintaining a reasonable diversity of personal characteristics such as age, gender, geographic residence and origin. However, all directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of the Shareholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment, outstanding ability in their individual fields of expertise and a willingness to devote necessary time to Board matters.

XIV.	ORIENTATION AND ONGOING EDUCATION

The Board shall approve, as required, a director orientation and ongoing education plan presented by the Nomination and Governance Committee which provides that directors have the requisite skills, knowledge and understanding to fulfill their duties as directors. A director's manual, which is updated on a regular basis, is provided to new Board members who are expected to review and become familiar with its contents. The Board is briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance.

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The Corporation also provides directors with opportunities to increase their knowledge and understanding of the Corporation's business. Briefings on strategic issues are conducted as appropriate, and typically include reviews of the competitive environment, the Corporation's performance relative to peers, and any other developments that could materially affect the Corporation's business. Such briefings may be supplemented by participation by third party consultants, such as financial advisors, and outside legal counsel.

XV.	BOARD OPERATIONS

A.	Number of Board Meetings

The Board shall meet quarterly, or more frequently as needed for the directors to diligently discharge their responsibilities.

B.	Participation on Committees

All members of the Audit Committee, all members of the Compensation Committee, and all members of the Nomination and Governance Committee must be independent, subject only to the Board claiming an available exemption under applicable securities laws and stock exchange requirements. The majority of the members of other committees must be independent directors. The Board will endeavour to limit a director's participation to three (3) committees in order to enable the director to give proper attention to each committee, as well as to the Board.

C.	Conduct of Meetings

Board and committee meetings shall be conducted in a manner which facilitate open communication, meaningful participation and timely resolution of issues.

D.	Agenda for Board and Committee Meetings

The Board Chair and the CEO shall propose an agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. The chair of each committee of the Board in consultation with committee members and appropriate members of management shall develop agendas for committee meetings.

E.	Materials Distributed in Advance of Meetings

Meeting materials will be distributed to members of the Board before each Board meeting, in sufficient time to ensure adequate opportunity for review. Under some circumstances, due to the confidential nature of matters to be discussed at the meeting, it may not be prudent or appropriate to distribute materials in advance.

F.	Non-Directors at Board Meetings

The Board believes there is value in having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Attendance by senior management will be determined by the CEO with the concurrence of the Board Chair. Management attendees will be excused for any agenda items that are reserved for discussion among directors only.

G.	In-Camera Sessions

The independent directors will hold in-camera sessions in conjunction with every regular meeting of the Board, at which non-independent directors and members of management are not in attendance.

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H.	Code of Ethics

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for the Corporation, and has established procedures for monitoring compliance. The Board must approve any amendments and waivers and ensure disclosure of any amendments and waivers as required by applicable law or regulation.

I.	Stakeholder Communication

The Board will:

(a)	confirm that management has established a system for effective corporate communications including disclosure controls and processes for consistent, transparent, regular and timely public disclosure;

(b)	approve the adoption of a Disclosure Policy, relating to, among other matters, the confidentiality of the Corporation's business information and the timely reporting of developments that have a significant and material impact on the value of the Corporation.

XVI.	CORPORATE GOVERNANCE

The Board as a whole is responsible for developing the Corporation's approach to corporate governance.

The Board will:

(a)	establish an appropriate system of corporate governance including practices to permit the Board to function independently of management;

(b)	establish committees and approve their respective charters and the limits of authority delegated to each committee;

(c)	establish written Terms of Reference for directors, that describe and communicate performance expectations of a director and provide a benchmark for developing an approach to individual director assessment and evaluation;

(d)	require directors to obtain approval prior to serving on the board of directors of other publicly traded companies;

(e)	review on an annual basis whether any two or more directors serve together on the board of another publicly-traded entity and whether the composition of the Board needs to be changed to eliminate these interlocks;

(f)	approve the nomination of directors, giving consideration to the competencies and skills each new nominee will bring to the boardroom relative to the competencies and skills of existing directors and of the board as a whole;

(g)	review the adequacy and form of directors' compensation, including compensation to committee chairs, to ensure that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director;

(h)	arrange for independent directors to hold regular in-camera sessions, at which non-independent directors and members of management are not in attendance; and

(i)	establish a minimum attendance expectation for directors in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which he or she sits.

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XVII.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics and will:

(a)	establish procedures for monitoring compliance with such code; and

(b)	approve any amendments and waivers of such code and ensure disclosure of any amendments and waivers, as required by applicable law or regulation.

XVIII.	BOARD MEETINGS

The Board will meet as frequently as needed for the directors to diligently discharge their responsibilities. Notice of each meeting will be given to each member. The notice will:

(a)	be in writing (which may be communicated by fax or email);

(b)	be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;

(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d)	be given at least forty-eight (48) hours preceding the time stipulated for the meeting, unless notice is waived by the Board members.

A quorum for a meeting of the Board is a majority of the members present in person or by telephone or such greater number of directors as the Board may from time to time determine.

The powers of the Board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question. Resolutions in writing may be signed in counterparts.

If the Board Chair is not present at a meeting of the Board, the CEO will act as Chair. If the CEO is not present, a Chair will be selected from among the members present.

The Board may invite others to attend any part of any meeting as it deems appropriate. This includes members of management, any employee, the Corporation's legal counsel, external auditors and consultants.

In conjunction with each Board meeting, the independent directors will hold an in-camera session, at which non-independent directors and members of management are not in attendance.

Minutes will be kept of all meetings of the Board. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation's records, and will be available for review by members of the Board and the external auditor.

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